



GENERAL AFFIDAVIT

PERSONALLY came and appeared before me, the undersigned Notary Public, the within named Alain Stanley French, who is a resident of Ascot Berkshire, United Kingdom, and makes this his statement and General Affidavit upon oath or penalty of perjury and affirmation of belief and personal knowledge that the following matters, facts and things set forth are true and correct to the best of his/her knowledge:

I, **Alain French**, the undersigned, affirm the following:

On November 18th, 2011; I was appointed as Secretary of Santo Pita Corp., which is evident in the 8-K filling/file number 333-169503/111215321. During my time as Secretary of the Board of Directors for Santo Pita Corp. I can attest that Santo Pita Corp. had operations, bank accounts, websites, offices and was in operations. Furthermore, the Company had filed as a "Smaller Reporting Company" and classified the Company as a "'Development Stage Company."

On July 31st, 2012; the Company entered into an acquisition agreement with GEXPLO SRL to purchase mining interests and the Board of Directors approved this acquisition. I was appointed immediately as President, CEO and Chairman of the Board of the newly renamed company Santo Mining Corp. During my time period as an officer and director of the Company, I can attest that Santo Pita Corp. had operations, bank accounts, websites, an office and was in operations. Post-acquisition and during the period when the Company changed directions all references to being a shell company were understood to be that, due to the size of the Company prior to the acquisition, was substantially larger. In no sense of the word did the prior status of the Company reflect that of a "shell company."

During my five (5) years running both Companies, the Companies always had consistent and continuous business operations. Although the business model changed the Company was never a "blank check" issuer or "shell company" as defined under Rule 144 of the Securities Act of 1933, as ammended, and always maintained assets and operations.

I affirm these statements to be true and hereby authorize the Company to use my statements as it deems appropriate.

DATED this 14 day of MARCH, 2016

Alain Stanley French

SWORN to subscribed before me, this 14 day of March, 2016

NOTARY PUBLIC

SUNITA KUMERI NOTARY PUBLIC

My Commission Expires:

WITH LIFE

SUNITA KUMERI

NOTARY PUBLIC ENGLAND & WALES

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